SKADDEN, ARPS, SLATE, MEAGHER & FLOM (UK) LLP

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December 30, 2014	BEIJING BRUSSELS FRANKFURT HONG KONG MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE SYDNEY TOKYO TORONTO

Via EDGAR and Hand Delivered

Correspondence Relating to Registration Statement

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3561

Attn: Loan Lauren P. Nguyen

Special Counsel

RE:	Kenon Holdings Ltd.

Registration Statement on Form 20-F

Filed on November 25, 2014

CIK No. 0001611005

Dear Ms. Nguyen:

On behalf of our client Kenon Holdings Ltd. (the “Company”, or “Kenon”, and including each of the companies that will become subsidiaries of the Company in connection with the spin-off, the “Group”), we hereby provide a response to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 24, 2014 (the “Fifth Comment Letter”), with respect to the registration statement filed with the Commission on December 19, 2014 (the “Registration

Loan Lauren P. Nguyen

December 30, 2014

Statement”), which amended the Company’s draft Registration Statement on Form 20-F (the “Draft Registration Statement”), originally submitted to the Commission on a confidential basis on June 20, 2014.

Concurrently with the submission of this response letter, the Company is filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), Amendment No. 2 to the Registration Statement on Form 20-F, CIK No. 0001611005 (the “Amendment”). The Amendment includes revised disclosure in response to the Staff’s comment, as noted herein, and also includes other changes to reflect developments in the businesses of the Company. For the Staff’s convenience, we will deliver three copies of the Amendment marked to show all revisions to the Registration Statement.

In addition, as discussed in our letter to the Staff, dated December 19, 2014 in connection with Kenon’s Amendment No. 1 to the Registration Statement, in December, 2014, IC Green, a subsidiary of Israel Corporation that will be transferred to the Company in connection with the spin-off, agreed to sell its 69% interest in Petrotec. On December 24, 2014, this sale was completed. The Company advises the Staff that it has revised the disclosure throughout the Amendment to reflect these developments. In particular, the Company has removed Petrotec-specific risk factors, as well as certain outlook and trend information relating to Petrotec’s operations, from the Amendment.

The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Fifth Comment Letter and, to facilitate the Staff’s review, we have restated the Staff’s comment in italics below. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment.

Material Factors Affecting Results of Operations, page 186

Operating Results, page 203

Other Income, page 215

1.

We note from your response to our prior comment 7 that in 2012 and 2013 other income consisted of $31 million and $28 million, respectively, of gains resulting from sale and leaseback transactions in respect of certain of ZIM’s containers. As previously requested, please revise your disclosure in this section of MD&A to disclose the nature of these gains that represent the majority of other income recognized during this period. Also, please revise the notes to the financial statements to include all disclosures required by

Loan Lauren P. Nguyen

December 30, 2014

IAS 17 regarding sale and leaseback transactions, including disclosure of any unique or unusual provisions of the agreement or terms of the sale and leaseback transactions.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see revised disclosure on pages 210 and 217-218 of the Amendment.

Further, the Company advises the Staff that ZIM’s 2013 and 2012 container sale and operating leaseback transactions were executed on market terms and do not contain unique or unusual provisions or terms according to IAS 17.65. Additionally, the Company notes that these operating leaseback transactions comprise a portion of ZIM’s operating lease commitments, which are described in Note 19.C.1.a to the Company’s financial statements. Accordingly, the Company submits that the notes to its financial statements contain all disclosures required under IAS 17 with respect to sale leaseback transactions.

*        *        *

Loan Lauren P. Nguyen

December 30, 2014

Should the Staff have any questions or comments, please contact me at +44 207 519 7183 or james.mcdonald@skadden.com.

Sincerely,

James A. McDonald, Esq. Partner

cc.	Securities and Exchange Commission, Division of Corporation Finance

Kristin Shifflett

Claire Erlanger

John Dana Brown

Kenon Holdings Ltd.

Yoav Doppelt

Robert Rosen

Laurence Charney

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

Scott Simpson, Esq.